UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Grindrod Shipping Holdings Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y28895103

(CUSIP Number)

Mariza Lubbe

Millennia Park, 16 Stellentia Avenue

Stellenbosch, South Africa 7600

Tel: +27 21 8883311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

28 January 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y28895103	Page 1 of 5 Pages

1	Names of reporting persons Industrial Partnership Investments Proprietary Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Republic of South Africa

Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-

11	Aggregate amount beneficially owned by each reporting person -0-
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) -0-
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. Y28895103	Page 2 of 5 Pages

1	Names of reporting persons Remgro Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Republic of South Africa

Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-

11	Aggregate amount beneficially owned by each reporting person -0-
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) -0-
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. Y28895103	Page 3 of 5 Pages

This statement is filed on behalf of:

•	Industrial Partnership Investments Proprietary Limited (“Industrial Partnership”); and

•	Remgro Limited (“Remgro”),

each a “Reporting Person” and collectively, the “Reporting Persons”.

The Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”) of Grindrod Shipping Holdings Ltd., a company incorporated in Singapore (the “Issuer”). Except as expressly amended hereby, the disclosure in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this statement have the meanings ascribed to them in the original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 2, 2018 .

Item 4.	Purpose of Transaction.

On December 10, 2021, the Reporting Persons entered into a sale and purchase agreement with Good Falkirk (MI) Limited (as the Buyer) and Taylor Maritime Investments Limited (as the Buyer Guarantor) (the “SPA”) pursuant to which, the Buyer agrees to acquire and Industrial Partnership agrees to dispose of 4,329,580 ordinary shares in the capital of the Issuer for a purchase price of $18 per Ordinary Share and an aggregate purchase price of $77,932,440, subject to the terms and conditions therein at Completion (as defined within the SPA).

The Completion (as defined within the SPA) occurred on January 28, 2022, as a result of which each Reporting Person shall no longer beneficially own any Ordinary Shares of the Issuer.

A copy of the SPA is attached hereto as Exhibit 99.1. The description of the above-mentioned document contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of Exhibit 99.9, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

As a result of the Completion and as of the date hereof, none of the Reporting Persons shall beneficially own any Ordinary Shares of the Issuer.

Except as set forth under Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the class of securities reported herein in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information regarding the SPA under Item 4 is incorporated herein by reference in its entirety. The summary of the SPA in this Statement does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, a copy of which is attached hereto as Exhibit 99.1.

Except as otherwise described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D

CUSIP No. Y28895103	Page 4 of 5 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Agreement for the sale and purchase of certain shares of Grindrod Shipping Holdings Ltd., dated December 10, 2021 between Industrial Partnership Investments Proprietary Limited, Remgro Limited, Good Falkirk (MI) Limited and Taylor Maritime Investments Limited

*	Incorporation by reference of Exhibit No. 99.1 to the Schedule 13D filed by Taylor Maritime Investments Limited and Good Falkirk (MI) Limited on December 20, 2021.

SCHEDULE 13D

CUSIP No. Y28895103	Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

INDUSTRIAL PARTNERSHIP INVESTMENTS PROPRIETARY LIMITED

Date:	3 February 2022	Signature:	/s/ Mariza Lubbe
		Name:	Mariza Lubbe
		Title:	Director

REMGRO LIMITED

Date:	3 February 2022	Signature:	/s/ Mariza Lubbe
		Name:	Mariza Lubbe
		Title:	Director